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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

February 5, 2015

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7919

Attention:	Ms. Mary Beth Breslin
Mr. David Burton
Mr. Thomas Jones
Ms. Amanda Ravitz
Ms. Kate Tillan

Re:	SMART Global Holdings, Inc.
Confidential Draft No. 2 of the Draft Registration Statement on Form S-1
Submitted October 27, 2014
CIK No. 0001616533

Ladies and Gentlemen:

We are submitting this letter on behalf of SMART Global Holdings, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 10, 2014 (the “Comment Letter”) relating to the above-referenced Confidential Draft No. 2 of the Draft Registration Statement on Form S-1 (the “Confidential Draft No. 2”), submitted on October 27, 2014, and the prospectus contained therein. In conjunction with this letter, the Company is confidentially submitting via EDGAR for review by the Staff Confidential Draft No. 3 (“Confidential Draft No. 3”) of the Draft Registration Statement, including the prospectus contained therein. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include five copies of Confidential Draft No. 3 that have been marked to show changes from Confidential Draft No. 2. Capitalized terms used in this letter but not defined herein shall have the meanings given to such terms in Confidential Draft No. 3.

For ease of review, we have set forth below each of the comments numbered 1 through 5, as set forth in the Comment Letter, together with the Company’s responses thereto. All page numbers in the response below refer to Confidential Draft No. 3, except as otherwise noted.

Securities and Exchange
Commission	2	February 5, 2015

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Market and Industry Data, page 46

1. We note from your response to prior comment 1 that the ITData report was commissioned by you and that market data from the report is provided on pages 2 and 79 of the prospectus. When you file publicly, please include ITData’s consent as an exhibit to the registration statement. Refer to Rule 436 of the Securities Act.

Response: The Company advises the Staff that the ITData report referred to in the Company’s response to prior comment 1 and commissioned by the Company is not the same as the ITData reports cited on pages 1, 59 and 81 of the prospectus. The ITData reports cited on pages 1, 59 and 81 of the prospectus are the “Brazil Mobile Market Q3 2014” Report and the “Brazil Tablet Market Q4 2013” Report, both of which are publicly available and neither of which were commissioned by the Company. The ITData report commissioned by the Company is not cited in the registration statement, but was included in the Company’s response to prior comment 1 to advise the Staff of one of two grounds for the Company’s statements regarding its leadership position in Brazil. Accordingly, the Company respectfully advises the Staff that it does not believe that ITData’s consent is required to be filed as an exhibit to the registration statement.

Cash and Cash Equivalents and Capitalization, page 50

2. We note the changes made in response to prior comment 9 and your response to prior comment 10. Please quantify and briefly describe the adjustments to the actual amount of cash and cash equivalents. For example, it appears from page 48 that the proceeds from the offering will be reduced by the amount of the final payment to the Managers.

Response: The Company advises the Staff that the Company will revise page 50 to describe the adjustments to the actual amount of cash and cash equivalents, including the final payment to the Managers, when such adjustments are finally determined. The Company will reflect such adjustments in the table when those amounts are available.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

3. We note that you updated your financial statements to present only audited financial statements for the fiscal years ended August 29, 2014 and August 30, 2013. However, we note that your management’s discussion and analysis covers the fiscal years ended August 29, 2014, August 30, 2013 and August 31, 2012. As you appear to believe a discussion of the fiscal 2012 period is meaningful to investors, please explain why you have not balanced that presentation by continuing to include the related audited financial statements. Please refer to Instruction 1 to Item 303 of Regulation S-K.

Response: The Company advises the Staff that it has chosen to avail itself of Section 7(a)(2)(A) of the Securities Act of 1933, which was adopted pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and which provides that an emerging growth company need not present more than two years of audited financial statements in a registration statement for an initial public offering of its common equity securities. The JOBS Act also

Securities and Exchange
Commission	3	February 5, 2015

permits an emerging growth company to avail itself of other scaled disclosure requirements, including the option to limit its management’s discussion and analysis section to the two years of audited financial statements included in its registration statement, and provides that it is not required to present selected financial data for any period prior to the earliest audited period presented in that registration statement. However, an emerging growth company is not required to apply all scaled disclosure requirements; it may choose to follow some scaled disclosure requirements, but not others (see 10210.1 of the Division of Corporate Finance Financial Reporting Manual).

The Company advises the Staff that it believes that the inclusion of fiscal 2012 data in its selected financial data and a comparison of the results of operations for fiscal 2012 to fiscal 2013 is helpful to investors in evaluating the Company’s business. It is useful, additional information, the value of which to investors is not diminished by the lack of fiscal 2012 financial statements in the prospectus.

Quarterly Results of Operations, page 67

4. We note that you present quarterly results of operations for fiscal 2014. Please explain why you have not balanced this presentation with the quarterly results of operations for fiscal 2013.

Response: The Company notes for the Staff that the inclusion of the quarterly results of operations for fiscal 2013 in the quarterly results table is not required by rule, as the inclusion of the quarterly results table itself is not required by Regulation S-K and Form S-1. The Company has chosen to include the quarterly results table because it believes that such information is meaningful to investors in evaluating the Company’s results of operations. However, the Company believes that inclusion of the Company’s quarterly results of operations for fiscal 2013 would be less meaningful to investors, and in fact could be misleading, as the results of operations for fiscal 2013 include results from the Company’s Storage business, which was sold in August 2013. Furthermore, although the Company provided only the four quarters of fiscal 2014 in the quarterly results table included in Confidential Draft No. 2, the Company expects that it will also include at least two quarters of results of operation data for fiscal 2015 prior to distributing the prospectus in connection with the roadshow for the offering, which will mean that the Company will provide investors with six consecutive quarters of data to help investors evaluate quarterly trends in the Company’s results of operations.

Financial Statements

Note 1. Overview, Basis of Presentation and Significant Accounting Policies, page F-8

(a) Overview, page F-8

5. We note from your response to prior comment 20 that you have accounted for the August 26, 2011 merger transaction as a business combination under the acquisition method in accordance with FASB ASC 805-10-05-4. Please also tell us how you considered SAB Topic 5.J, and disclose whether this transaction established a new basis of accounting arising from Silver Lake’s acquisition of the company (i.e., pushed down basis of accounting). If not, please tell us why.

Securities and Exchange
Commission	4	February 5, 2015

Response: The Company advises the Staff that the Company considered SAB Topic 5.J in establishing a new “pushed down” basis of accounting from Silver Lake’s acquisition of the Company because there was a change of control resulting in Silver Lake as the controlling shareholder group. This is because purchase transactions that result in an entity becoming a wholly-owned subsidiary (as defined in Rule 1-02(aa) of Regulation S-X) establish a new basis of accounting for the purchased assets and liabilities. When the form of ownership is within the control of the parent the basis of accounting for purchased assets and liabilities should be the same regardless of whether the entity continues to exist or is merged into the parent’s operations. The Company has revised the disclosure on page F-8 to state that the Company applied the acquisition method of accounting and established a new basis of accounting.

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Securities and Exchange
Commission	5	February 5, 2015

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 752-2004 or by email at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan F. Denenberg

Alan F. Denenberg

Enclosures

cc w/ enc:	Iain MacKenzie, SMART Global Holdings, Inc. Jack Pacheco, SMART Global Holdings, Inc. Bruce Goldberg, SMART Global Holdings, Inc.
Tad Freese, Latham & Watkins LLP